Recipient: __________________

Copy Number: _______________

EXECUTIVE SUMMARY

PURSUANT TO RULE 506
OF THE SECURITIES ACT OF 1933

PURSUANT TO RULE 506
OF THE SECURITIES ACT OF 1933

$50,000

2,500,000 Shares at $0.02 per Share

Minimum Investment: 10,000 Shares ($200)

OFFERING PRICE: $0.02 PER SHARE

FOR ACCREDITED INVESTORS ONLY

Gen3Bio, INC.

EXECUTIVE SUMMARY
Gen3Bio, INC.

October 1st, 2014

$50,000

2,500,000 Shares of Common Stock at $0.02 per Share
Minimum Investment: 10,000 Shares ($200)

     The following executive summary is qualified in its entirety by the more detailed information appearing in the exhibits to this Executive Summary and related business information and documents regarding the Company and its management.

ISSUER:	Gen3Bio, Inc., a Nevada corporation (“G3B” or the “Company”).

SECURITIES OFFERED:	2,500,000 shares of Common Stock (the “Common Stock” or “Shares”).

SALES TERMINATION DATE:	October 20, 2014, unless extended for up to an additional 30 days (the “Offering Termination Date”).

BUSINESS:

Gen3Bio, Inc. is a Nevada corporation engaged in the business of developing a new technology to transform algae into biofuels and bioplastics. Gen3Bio is focused on producing proprietary specialty chemicals. The Company intends to outsource production but keep the intellectual property to prepare for licensing out to large conglomerates. The new technology to transform algae into biofuels and bioplastics is important to enhance research on non- food crops as G3B expects a surge in demand in bioplastics in future years, thus potentially creating pressure on food crops. Algae is the first non- food crop project that we are introducing and our R&D department is contemplating the development of additional non-food crop based materials in future years. The market for the specialty chemicals is much larger than the traditional resin market with many more potential customers and was estimated in 2012 at $800 billion.

USE OF PROCEEDS:

The maximum gross proceeds from the sale of Shares are $50,000. The net proceeds from the offering are expected to be approximately $50,000 after the payment of offering costs including printing, mailing, legal, and accounting costs. The proceeds from the offering of Shares are expected to be utilized to pay costs associated with filing of an S1 (or similar Form) Registration Statement, expansion of the Company’s research in association with several University and the US Department of Agriculture research laboratory, additional research and development, test marketing, and for general working capital. The estimated offering costs are management’s estimate only and actual offering costs incurred to offer and sell the Shares may differ substantially from the estimate. While the Company does not expect to incur any selling commissions or referral fees for the sale for the Shares, it is authorized to pay such selling remuneration in management’s discretion. See Exhibit A to this Executive Summary.

OUTSTANDING SHARES:	The Company currently has 63,000,000 shares of Common Stock outstanding. The Company has not issued Preferred Stocks.

PUBLIC COMPANY:

The Securities & Exchange (SEC) has not yet reviewed any filings by the Company but the Company intends to file a Registration Statement- Form S1 or similar Form- with the SEC no later than30 days after the Sales Termination Date of this Offering. Investors are advised to review the Company’s registration statement and other public filings that will made available at www.sec.gov.

RISK FACTORS:

A purchase of the Shares entails significant risks. G3B needs additional capital to expand its facility and research so that it can produce its proprietary resin onsite, market and promote its resin more aggressively, and possibly file the Registration Statement. There is no assurance as to when or if the Registration Statement covering the Shares will be declared effective by the Securities and Exchange Commission, or whether any public market for the Shares will ever develop. Accordingly, this investment may be illiquid for an indefinite period of time. Although management believes that if all of the Shares offered hereby are sold G3B will have sufficient working capital for the foreseeable future, there is no assurance that G3B will have sufficient capital. This offering does not have a minimum capital requirement, and the proceeds from the sale of the Shares may be utilized by G3B immediately for its corporate purposes as subscription agreements for those funds are received and accepted by G3B. If G3B only sells a portion of the Shares, it may not have adequate working capital and may not be able to obtain the balance of the capital needed from any other source. Any forward looking statements or financial projections made by G3B’s management are estimates only, and there is no assurance that G3B will actually achieve the results indicated in forward looking statements, estimates or financial projections. See Exhibit B to this Executive Summary for additional risk factors.

ADDITIONAL INFORMATION

Additional information regarding the business, management and financial condition of G3B is attached to this Executive Summary as Exhibit A or available upon request. Executive officers and directors of G3B are available to answer questions and provide additional information to any prospective subscriber who requests it. Attached to this Executive Summary are the following exhibits:

Company Presentation:	Exhibit A

Risk Factors:	Exhibit B

Subscription Documents:	Exhibit C

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS EXECUTIVE SUMMARY AND THE EXHIBITS THERTO IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS EXECUTIVE SUMMARY AND THE EXHIBITS THERTO. THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS EXECUTIVE SUMMARY AND THE EXHIBITS THERETO NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATE(S).

INVESTOR SUITABILITY STANDARDS:

Shares will be sold only to a person who (i) has a net worth (or joint net worth with the purchaser’s spouse) of at least $1,000,000, or (ii) has an annual gross income during the past two years and a reasonable expectation of annual gross income in the current year of at least $200,000 or $300,000 jointly with spouse, or (iii) otherwise meets the requirements for an Accredited Investor as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profits Sharing Plans or trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of Shares. Investor suitability standards in certain states may be higher than those described in this Executive Summary. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. See Exhibit C to this Executive Summary.

EXHIBIT A

COMPANY PRESENTATION

(See attached PDF dated October 1st, 2014)

EXHIBIT B

RISK FACTORS

Cautionary Statements

     The following are cautionary statements made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the “safe harbor” provisions of the Reform Act. The discussions and information in the Business Plan attached to the Executive Summary as Exhibit B (“Business Plan”) may contain both historical and forward-looking statements. To the extent that the Business Plan contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, intense competition, including entry of new competitors and products, adverse federal, state and local government regulation, inadequate capital, unexpected costs and operating deficits, lower sales and revenues than forecast, loss of customers, loss of supplies, price increases for supplies and components, inability to raise prices, failure to obtain new customers, failure to establish a facility for onsite production of the Company’s proprietary resin, inability to produce the Company’s proprietary resin onsite in sufficient volume to meet demand, failure to market the Company’s resin effectively, inability of the Company to execute its business plan, and in particular its plan to earn revenue by licensing its proprietary resin formula, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, the possible fluctuation and volatility of the Company's operating results and financial condition, inability to protect the Company’s proprietary rights, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, inability to have the Company’s planned Registration Statement on Form S1 or similar Form declared effective by the Securities and Exchange Commission, absence of any public market for its Common Stock, indefinite illiquidity of the investment in the Shares, and other specific risks that may be alluded to in the Business Plan or in other reports issued by the Company.

Risks Relating to Business

     1. Limited Operating History. The Company was formed in July 2014 and has only recently begun operations. G3B cannot assure at this time that it will operate profitably or that it will have adequate working capital to meet its obligations as they become due. Management believes that the Company’s success will depend in large part on the acceptance of the Company’s resins and fuels as an alternative to traditional fossil fuel based plastics and other derivatives. The Company intends to invest heavily in completing development of, enhancing, and marketing its proprietary resin and fuels. As a result, the Company may incur operating losses.

     2. No Assurance of Sales or Profitability. The Company’s business is speculative and dependent upon the acceptance of the Company’s proprietary resin and fuel and the effectiveness of the Company’s marketing program to convince the traditional industry to utilize the Company’s proprietary resin to manufacture items so that the Company will become profitable. G3B cannot assure that the traditional industry will accept its proprietary resin as an alternative to fossil fuel based plastic and fuels or that G3B will earn any revenues or profit. G3B cannot assure that it will earn any revenues or that investors will not lose their entire investment.

     3. Inability to Implement Business Model. The Company’s business model is predicated on its ability to produce resin in its own facility for sale to smaller customers and to license its proprietary technology to larger customers for production in their own facilities. G3B cannot assure that it will be able to acquire the facility in which it plans to produce resin onsite, that customers will license the Company’s technology to produce resin in their own facilities, that the traditional industry will adopt the Company’s resin and fuels in the volume that the Company projects, or that prospective customers will agree to pay the prices that the Company proposes to charge. In the event our customers resist paying the prices projected in the Company’s business plan to purchase the Company’s resin or to license the technology to produce the resin, the Company’s business, financial condition, and results of operations will be materially and adversely affected.

     4. Competition. The chemical and plastic industry is competitive. There are a substantial number of traditional fossil fuel based plastic operations that compete directly and indirectly with the Company, many of which have significantly greater financial resources, higher revenues, and greater economies of scale than those of the Company. New alternative substrates may be developed in the future which will compete with the Company’s resin, and such competition from alternative biodegradable substances may already exist. The Company will attempt to distinguish itself from its competitors, but there can be no assurance that the Company will be able to penetrate the market. The Company believes that its proprietary resin is attractive to prospective customers in light of the recent worldwide trend to decrease landfill disposal and waste incineration. Nevertheless, there is no assurance that the Company will compete successfully with existing or future competitors in the plastic industry.

     5. Government Regulation. The Company’s business is subject to various federal, state, and local laws affecting businesses in general especially in the fuel and gas industry. The Federal Trade Commission and equivalent state agencies regulate advertising and representations made by businesses in the sale of their products, which apply to the Company. G3B’s business is also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. In addition, the Company’s manufacturing operations, if established, will be subject to a variety of federal, state and local requirements governing the protection of the environment. These environmental regulations include those related to the use, storage, handling, discharge and disposal of toxic or otherwise hazardous materials used in the manufacturing processes. Because the public is focusing more attention on the environmental impact of the operations of manufacturing industries, these requirements may become more stringent in the future. Failure to comply with environmental laws could subject the Company to substantial liability or force the Company to change its manufacturing operations significantly. In addition, under some of these laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated, even if the Company did not cause the contamination. Failure of G3B to comply with applicable government rules or regulations could have a material adverse effect on its financial condition and business operations.

     6. No Trademark Protection. The Company plans to file trademark and tradename applications with the United States Office of Patents and Trademarks for “Gen3Bio.” No assurance can be given that the Company will be successful in obtaining the trademarks it plans to seek, or that the trademarks, if obtained, will afford the Company protection or competitive advantages.

     7. Inability to Protect Proprietary Rights. The Company’s business plan is significantly dependent upon its proprietary resins and fuels. While G3B management has extensive knowledge of the patent work in the field and intent to file a patent application for its proprietary resin and plans to file for patent and copyright protection whenever warranted, G3B cannot assure that it will be able to protect its proprietary rights. The Company has not yet been granted a patent for its resin. G3B cannot assure that other companies may not challenge its legal right to utilize the technology, claiming that such use is an infringement of their patents, copyrights, trade secrets, or other proprietary rights. G3B cannot assure that the Company will be able to obtain patents for the Company’s products or services or that it will develop, own, or successfully sell any proprietary products or services.

     8. Potential for Indebtedness. There is no assurance that the Company will not incur debt in the future, that it will have sufficient funds to repay its indebtedness or that the Company will not default on its debt, jeopardizing its business viability. Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company’s needs or to otherwise provide the capital necessary to conduct its business.

     9. Dependence on Key Personnel. The Company's success is substantially dependent on the performance of its executive officers and key employees. Given the Company’s early stage of development, the Company is dependent on its ability to retain and motivate high quality personnel. Although the Company believes it will be able to engage qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance its products. While Kelvin Okamoto plans to devote his full time working efforts to the Company, certain other employees of the Company may only be available to the Company on a part-time basis. The loss of one or more of its key employees or the Company's inability to hire and retain other qualified employees, including but not limited to research and development staff, sales staff, and corporate office support staff, could have a material adverse effect on the Company's business.

     10. Determination of Consideration to Management. The Common Stock and cash consideration being paid by the Company to its management have not been determined based on arms length negotiation. The Company may grant net profits interests to certain of its executive officers in addition to stock options, which may further dilute the Shareholders’ ownership of the Company. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true market value of its services.

     11. No Assurance That Dividends Will Be Paid. The Company does not currently anticipate declaring and paying dividends to its shareholders in the near future. It is the Company's current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of the Company's Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company's Board of Directors.

     12. Control by Existing Stockholders. As of August 1st, 2014, the Company’s executive officers, directors, affiliates and entities controlled by them own approximately 75% of the outstanding Common Stock. By virtue of such stock ownership, the principal shareholders are able to control the election of the members of the Company's Board of Directors and to generally exercise control over the affairs of the Company. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. There can be no assurance that conflicts of interest will not arise with respect to such directors or that such conflicts will be resolved in a manner favorable to the Company.

     13. Conflicts of Interest. The relationship of management and its affiliates to the Company could create conflicts of interest. While management has a fiduciary duty to the Company, it also determines its compensation from the Company. Management believes that it will have the resources necessary to fulfill its management obligations to all entities for which it is responsible. Management's compensation from the Company has not been determined pursuant to arm's-length negotiation.

     14. Financial Projections. Financial projections concerning the estimated operating results of the Company may be included with the Memorandum. If such projections are provided, only those in writing and authorized by the Company may be relied upon by prospective purchasers of Shares. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions which may be beyond the control of the Company, such as general industry conditions. The Company may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower revenues than forecasted. There is no assurance that the results illustrated in any financial projections will in fact be realized by the Company. Any financial projections would be prepared by management of the Company and would not be examined or compiled by independent certified public accountants. Counsel to the Company has had no participation in the preparation or review of any financial projections prepared by the Company. Accordingly, neither the independent certified public accountants nor counsel to the Company would be able to provide any level of assurance on them.

     15. Uninsured Losses. There is no assurance that the Company will not incur uninsured liabilities and losses as a result of the conduct of its business. The Company plans to maintain comprehensive liability and property insurance at customary levels. The Company will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, the Shareholders could lose their invested capital.

     16. Liabilities. The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs which would be required to be paid regardless of the level of business or profitability experienced by the Company. There is no assurance that the Company will be able to pay all of its liabilities. Furthermore, the Company is always subject to the risk of litigation from customers, suppliers, employees, and others because of the nature of its business, including but not limited to consumer lawsuits. Litigation can cause the Company to incur substantial expenses and, if cases are lost, judgments, and awards can add to the Company's costs.

     17. Risk of Cost Overruns. The Company may incur substantial cost overruns in the development and enhancement of its proprietary resin. Management is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Company if it is unable to obtain the additional funds necessary to implement its business plan. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the Shareholders’ investment in the Company is diminished.

     18. Reliance on Management. Under applicable state corporations law and the Bylaws of the Company, the officers and directors of the Company have the power and authority to manage all aspects of the Company’s business. Shareholders must be willing to entrust all aspects of the Company’s business to its directors and executive officers.

     19. Operations – Possible Liens. If the Company fails to pay for materials and services for its business on a timely basis, the Company’s assets could be subject to materialmen’s and workmen’s liens. The Company may also be subject to bank liens in the event that it defaults on loans from banks, if any.

     20. Possible Inadequacy of Company Funds. The Company will have limited capital available to it, to the extent that the Company raises capital from this offering and the Subsequent Offering. If the Company’s entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Company’s financial condition, results of operations and business performance would be materially adversely effected. There is no assurance that the Company will have adequate capital to conduct its business.

     21. Indemnification of Management. The Company’s Bylaws provide that the Company will indemnify and hold harmless its officers and directors against claims arising from Company activities, to the maximum extent permitted by Nevada law. If the Company were called upon to perform under its indemnification agreement, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Company’s business.

Risks Relating to Offering

     1. No Minimum Capitalization From Offering. There is no minimum capitalization required in this offering. There is no assurance that all or a significant number of Shares will be sold in this offering. Investors' subscription funds will be used by the Company as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable the Company to conduct its business. If only a small portion of the Shares is placed, then the Company may not have sufficient capital to operate. There is no assurance that the Company could obtain additional financing or capital from any source, or that such financing or capital would be available to the Company on terms acceptable to it. Under such circumstances, investors in the Shares would likely lose their entire investment in the Company.

     2. No Market for the Securities - Lack of Liquidity. The Shares are not registered under the Securities Act of 1933, as amended, and may not be resold unless such securities are subsequently registered thereunder or an exemption from such registration is available. The Shares are being offered pursuant to Rule 506 promulgated under Section 4(2) of the Securities Act of 1933, as amended. There is no assurance that any public market for the Shares will develop. There is no assurance that the Company’s stock will eventually be accepted for trading on the pink sheets, the OTC Bulletin Board, a NASDAQ market or on any other stock exchange or that a public market for the Company’s Common Stock will ever develop. The Company may eventually attempt to have its stock traded on the “pink sheets” if an OTC Bulletin Board listing cannot be achieved. Nevertheless, shareholders may not be able to liquidate their investments in the event of emergency or for any other reason. The Shares may not be acceptable as collateral for a loan. A purchase of Shares should be considered only as a long-term investment.

     3. Determination of Offering Price. The offering price of the Shares has been determined by management, and bears no relationship to the Company’s assets, book value, potential earnings, net worth or any other recognized criteria of value. There is no assurance that price of the Shares is the fair market value of the Shares or that investors will earn any profit on them.

     4. Dilution - Authorized Shares. The Company has the right to raise additional capital or incur borrowings from third parties to finance its business. The Company is authorized to issue up to 350,000,000 shares of Common Stock, par value $0.001 per share, and up to 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Board of Directors has the authority to cause the Company to issue more shares of its Common Stock and shares of its Preferred Stock, and to determine the rights, preferences and privileges of such stock, without the consent of any of the Company’s stockholders. The Company may also issue net profits interests in the Company. The Company may register newly issued shares for free trading, possibly causing the public trading price of the Company’s stock, if any, to decline significantly. The issuance of additional shares of capital stock or net profits interests by the Company would dilute the Shareholders’ ownership in the Company.

     5. Penny Stock Regulation. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain rules adopted by the Securities and Exchange Commission. The Company intends to defer becoming a publicly traded company until it is certain that its stock would not be subject to the penny stock regulations, as they are now in force. There is no assurance that the Company will become a publicly traded company.

EXHIBIT C

SUBSCRIPTION DOCUMENTS

SUBSCRIPTION AGREEMENT

Name of Investor:
(Print)

Gen3Bio, Inc.
Mr. Michael Okada
Chief Financial Officer
2618 San Miguel Dr. #270
Newport Beach, CA 92660

Attention:	Michael Okada, Chief Financial Officer

Re:	Gen3Bio, Inc. – 2,500,000 Shares of Common Stock (the “Shares”)

Gentlemen:

     1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in Gen3Bio, Inc. (the “Company”) indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is Two cents ($0.02) . The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Executive Summary dated October 1st, 2014 and, the exhibits to this Executive Summary and related business information and documents regarding the Company and its management attached to the Executive Summary as Exhibit A or available upon request (collectively, the “Memorandum”). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information contained in the Purchaser Questionnaire is complete and accurate, and presents a true statement of the undersigned’s financial condition.

     2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

          (i) The undersigned has received a copy of the Memorandum, has reviewed it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested.

          (ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

          (iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Memorandum, and has determined that the investment is suitable for him. The undersigned has adequate financial resources for an investment of this character, and at this time he could bear a complete loss of his investment. The undersigned understands that any projections which may be made in the Memorandum are mere estimates and may not reflect the actual results of the Company's operations.

          (iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the “1933 Act”) on the ground that the issuance thereof is exempt under Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

          (v) The undersigned understands that the Shares are not being registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a public offering in such state. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

          (vi) The undersigned has (i) a net worth (or joint net worth with spouse) of at least $1,000,000, or (ii) an annual gross income during the previous two years, and reasonably expects to have gross income in the current year, of at least $200,000 (or $300,000 collectively with spouse), or (iii) otherwise meets the criteria for being an “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), or (iv) is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of either (i), (ii) or (iii) above.

          (vii) The undersigned understands that the Shares are not being registered under the securities laws of any state on the basis that the issuance thereof is exempt as an offer and sale to purchasers in such state meeting certain investor suitability standards with respect to income, net worth, knowledge and sophistication. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned’s representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

          (viii) The undersigned has no need for any liquidity in his investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and it is not likely that any public market for the Shares will develop; (b) it may not be possible to liquidate the investment readily; (c) the undersigned must bear the economic risk of his investment in the Shares for an indefinite period of time because the Shares have not been registered under the 1933 Act and applicable state law or an exemption from such registration is available; (d) a legend as to the restrictions on transferability of the Shares referred to herein will be made on the document evidencing the Share, and (e) a notation in the appropriate records of the Company will be made with respect to any restrictions on transfer of Shares.

          (ix) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him of Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

          (x) The undersigned has relied solely upon the Memorandum and independent investigations made by him or his purchaser representative with respect to the Shares subscribed for herein, and no oral or written representations beyond the Memorandum have been made to the undersigned or relied upon by the undersigned.

          (xi) The undersigned agrees not to transfer or assign this subscription or any interest therein.

          (xii) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

          (xiii) If the undersigned is a partnership, corporation or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

          (xiv) The undersigned meets any additional suitability standards and/or financial requirements which may be required in the jurisdiction in which he resides, or is purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and he is not a minor.

          (xv) The undersigned has a pre-existing business relationship with an officer, director, employee, consultant or other affiliate of the Company, and was not offered these securities by any form of cold calling, general solicitation, or advertisement. The offer to sell the Shares was directly communicated to the undersigned by the Company through the Memorandum in such a manner that the undersigned was able to ask questions of and receive answers from the Company, or a person acting on its behalf, concerning the terms and conditions of this transaction. At no time was the undersigned presented with or solicited by or through any article, notice or other communication published in any newspaper or other leaflet, public promotional meeting, television, radio or other broadcast or transmittal advertisement or any other form of general advertising.

     3. Indemnification. he undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Shareholders and agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned’s representations and warranties herein or in the Purchaser Questionnaire being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 3 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to setoff against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs, and expenses (including, but not limited to, reasonable attorneys’ fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 3 of this Subscription Agreement.

     4. Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Shares.

     5. Governing Law. This Subscription Agreement will be governed by and construed in accordance with the laws of the State of New York. The venue for any legal action under this Agreement will be in the proper forum in the County of Manhattan New York, State of New York.

     The undersigned has (have) executed this Subscription Agreement on this __________ day of __________________________ , 2014.

SUBSCRIBER (1)	SUBSCRIBER (2)

Signature	Signature

(Print Name of Subscriber)	(Print Name of Subscriber)

(Street Address)	(Street Address)

(City, State and Zip Code)	(City, State and Zip Code)

(Social Security or Tax Identification Number)	(Social Security or Tax Identification Number)

Number of Shares _____

Dollar Amount of Shares (At $0.02 per Share) ____________________________

PLEASE MAKE CHECKS PAYABLE TO: “GEN3BIO, INC.” or wire to the Company bank account as indicated below

MANNER IN WHICH TITLE IS TO BE HELD:

[ ] Community Property*	[ ] Individual Property

[ ] Joint Tenancy With Right of Survivorship*	[ ] Separate Property

[ ] Corporate or Fund Owners **	[ ] Tenants-in-Common*

[ ] Pension or Profit Sharing Plan	[ ] Tenants-in-Entirety*

[ ] Trust or Fiduciary Capacity (trust documents must accompany this form)	[ ] Keogh Plan

[ ] Fiduciary for a Minor	[ ] Individual Retirement Account

* Signature of all parties required	[ ] Other (Please indicate)
** In the case of a Fund, state names of all partners.

SUBSCRIPTION ACCEPTED:

GEN3BIO, INC.

By:
	Michael Okada, Chief Financial Officer	DATE

GEN3BIO, INC.
PURCHASER QUESTIONNAIRE

Gen3Bio, Inc.
Mr. Michael Okada
Chief Financial Officer
2618 San Miguel Dr. #270
Newport Beach, CA 92660

Attention:	Michael Okada, Chief Financial Officer

Re:	Gen3Bio, Inc.

Gentlemen:

     The following information is furnished to you in order for you to determine whether the undersigned is qualified to purchase shares of common stock (the “Shares”) in the above referenced Company pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Act”), Rule 506 of Regulation D promulgated thereunder, and appropriate provisions of applicable state securities laws. I understand that you will rely upon the following information for purposes of such determination, and that the Shares will not be registered under the Act in reliance upon the exemption from registration provided by Section 4(2) of the Act, Rule 506 of Regulation D, and appropriate provisions of applicable state securities laws.

     ALL INFORMATION CONTAINED IN THIS QUESTIONNAIRE WILL BE TREATED CONFIDENTIALLY. However, I agree that you may present this questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Shares is exempt from registration under the Act or meets the requirements of applicable state securities laws.

     I hereby provide you with the following representations and information:

1.	Name: ____________________________________________________________________________________

2.	Residence Address & Telephone No: ____________________________________________________________

3.	Birthdate: _________________________________________________________________________________

4.	Employer and Position: _______________________________________________________________________

5.	Business Address & Telephone No: _____________________________________________________________ 5a. Email Address: ___________________________________________________________________________

6.	Business or Professional Education & Degree: ______________________________________________________

7.	Prior Employment (5 years):

EMPLOYER	NATURE OF DUTIES	DATES OF EMPLOYMENT

8.	Prior Investments of Purchaser:

Amount (Cumulative) $ ____________ (initial appropriate category below):

Capital Stock:	[ ] None	[ ] Up to $50,000	[ ] $50,000 to $250,000	[ ] Over $250,000

Bonds:	[ ] None	[ ] Up to $50,000	[ ] $50,000 to $250,000	[ ] Over $250,000

Other:	[ ] None	[ ] Up to $50,000	[ ] $50,000 to $250,000	[ ] Over $250,000

9.

Based on the definition of an “Accredited Investor” which appears below, I am an Accredited Investor. I understand that the representations contained in this section are made for the purpose of qualifying me as an accredited investor as the term is defined by the Securities and Exchange Commission for the purpose of selling securities to me. I hereby represent that the statement or statements initialed below are true and correct in all respects.

I am an Accredited Investor because I fall within one of the following categories:

(INITIAL APPROPRIATE CATEGORY)

[ ]	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

[ ]	A natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year;

[ ]	My spouse and I have had joint income for the most two recent years in excess of $300,000 and we expect our joint income to be in excess of $300,000 for the current year;

[ ]

Any organization described in Section 501(c)(3) of the Internal Revenue Code, or any corporation, Massachusetts Business Trust or Fund not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

[ ]

A bank as defined in Section 3(a)(2) of the Securities Act whether acting in its individual or fiduciary capacity; insurance company as defined in Section 2(12) of the Securities Act, investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(1)(48) of that Act; or Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

[ ]	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

[ ]

An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is to be made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;

[ ]	An entity in which all of the equity owners are Accredited Investors under the above paragraph.

10.	Financial Information:

	(a)	My net worth (including home, home furnishings and personal automobiles) is:

$ ________________

(b)	My gross income during the preceding two years was:

$_________________ (2013)

$_________________ (2014)

(c)	My anticipated gross income in 2015 is $ _______________.

(d)               (1) [_] (initial or check here) I have such knowledge and experience in financial, tax and business matters that I am capable of utilizing the information made available to me in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares, and to make an informed investment decision with respect to the Shares. I do not desire to utilize a Purchaser Representative in connection with evaluating such merits and risks. I understand, however, that the Company may request that I use a Purchaser Representative.

                   (2) [_] (initial or check here) I intend to use the services of the following named person(s) as Purchaser Representative(s) in connection with evaluating the merits and risks of an investment in the Shares and hereby appoint such person(s) to act as my Purchaser Representative(s) in connection with my proposed purchase of Shares.

List name(s) of Purchaser Representative(s), if applicable.

11.	Except as indicated below, any purchases of the Shares will be solely for my account, and not for the account of any other person or with a view to any resale or distribution thereof.

12.

I represent to you that the information contained herein is complete and accurate and may be relied upon by you. I understand that a false representation may constitute a violation of law, and that any person who suffers damage as a result of a false representation may have a claim against me for damages. I will notify you immediately of any material change in any of such information occurring prior to the closing of the purchase of Shares, if any, by me.

Name (Please Print): ______________________________________________________________

Signature ______________________________________________________________________

Telephone Number _______________________________________________________________

Social Security or Tax I.D. Number ___________________________________________________

Executed at: _________________________________________________ on this ___________ day of _________________________________ , 20________.

FOR BROKER-DEALER USE ONLY

Name of Broker-Dealer Firm: ______________________________________________________________

Name of Registered Representative _________________________________RR Number: ______________

Address of Firm: _______________________________________________________________________

Telephone Number: _____________________________________________________________________

Please make your check along with the Documents duly executed to:

Gen3Bio, Inc.
Mr. Michael Okada
Chief Financial Officer
2618 San Miguel Dr. #270
Newport Beach, CA 92660

Tel: (949) 287-3464

mokada@gen3bio.com

Information Regarding Disclosures

The Securities have not and will not be registered under the Securities Act of 1933, as amended (the "Act"), or under any state securities laws nor has the Securities and Exchange Commission (the "Commission") or any state regulatory authority endorsed the Offering. Any representation to the contrary is a criminal offense. Although Gen3Bio Inc. is expected to agree to file, within a certain period of time upon completion of the Offering, a registration statement with the Commission with respect to the Securities being offered (and/or to the extent applicable the underlying Common Stock), there can be no assurance that such registration statement will be declared effective by the Commission or that any investor will have an opportunity to sell its Securities (or to the extent applicable, the Common Stock) pursuant thereto.

In the Offering, Securities will be offered only to Qualified Institutional Buyers (as defined in Rule 144A under the Act) and a limited number of institutional "accredited investors" (as such term is defined in Reg D) who are able to evaluate the merits and risks, including illiquidity of the investment.

In making an investment decision, investors must rely upon their own examination of the Company and the terms of the Offering, including the merits and risks involved. The acquisition of the Securities, if offered, should be considered only by persons who can bear the economic risk of their investment for an indefinite period of time and can afford a total loss of their investment. Each prospective investor in the Offering should, prior to purchasing any Securities, consult its own attorney and business advisor as to the legal, business, tax and related matters concerning its investment and is urged to ask questions of, and receive answers from, Gen3Bio Inc. andLibra6 Management, Corp. concerning the terms and conditions of the Offering and request any additional information they may consider necessary in making an informed investment decision.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase any securities of any nature whatsoever, nor do the contents of the presentation constitute legal, tax or business advice.

This presentation and the offering of Gen3Bio Inc.'s Securities shall be kept confidential. The recipient agrees not to disclose to any third party any information contained herein, or any terms, conditions or other facts with respect to the Offering, including, without limitation, that the Company is or may be contemplating the Offering.

Information included herewith has been obtained from the Company and other sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed by, and should not be construed as a representation by,Libra6 Management, Corp. or the Company. Any representations and warranties will be contained only in a definitive agreement signed by the investor and the Company. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, proxy statements and other information with the Commission.

Gen3Bio
Confidential
2

The Major Problems

➢ **Commoditization of petroleum-based specialty chemicals**

- Large volume specialty chemicals have become commodities as more manufacturers produce the chemicals
- Margins for specialty chemical manufacturers have been squeezed
- Very few new specialty chemicals are being developed and introduced due to reduced margins on existing petroleum-based specialty chemicals

➢ **Change in petroleum feedstocks**

- Petroleum is a limited non-renewable resource
- Switch to shale gas and North American crude is forcing change in petroleum feedstocks
- Resin manufacturer are forced to spend capital to retool equipment to accommodate for the new feedstock
- More complex and longer chain hydrocarbons are more difficult to obtain thus more expensive
- New or revised manufacturing facilities are often needed

Gen3Bio
Confidential
3

What We Do

- Gen3Bio™ is a research & development company that plans on introducing to market new algae-based specialty chemicals and polymers
- The Company is developing a new breakthrough technology to transform algae into specialty chemicals and polymers without needing to use plant sugar
- The benefit of not using plant sugar allows a major energy reduction and a diversion from the food chain
- The Company's competitive advantage lies in its proprietary resin and biofuels formulation and processing that will allow manufacturing at a cost below traditional petroleum-based specialty chemicals and resins
- Gen3Bio resolve the feedstock problem of the chemical industry: Algae is a very attractive feedstock that 1) has a low carbon footprint, 2) is renewable, 3) is accessible in very large quantities and 4) has a low and stable feedstock cost
- Agricultural waste is a similarly attractive feedstock

Gen3Bio develops and commercializes polymers derived from renewable, non-food based feedstock

Gen3Bio
Confidential
4

Breakthrough Technology

- **First technology**
  - Direct extraction and conversion of unsaturated fatty acids from algae into long chain difunctional compounds including diacids and amino acids
  - Conversion of diacids and amino acids into unique polyamides and polyesters
  - One-pot extraction and separation of fatty acids, sugars and proteins from algae
  - One-pot extraction and conversion of sugars from biofeedstocks into multifunctional chemical building blocks

Fatty Acids → → Diacids, Amino Acids

Sugars → → Hydroxy Acids

Gen3Bio

Confidential

5

Target Markets

- Biodiesel
- Specialty Chemicals
  Difunctional chemicals including diamines, diols, diacids and amino acids
- Polymers
  Polyamides/Nylons
  Aliphatic Polyesters
- Plastics from Produced Polymers

Gen3Bio
Confidential
6

How We Do It

- Gen3Bio™ intends to develop a strong portfolio of protected intellectual property while partnering with several Universities to speed up commercialization
- The Company's unique technologies allow it to
  - More efficiently extract chemicals from algae
  - Reduce steps to produce specialty chemicals and polymers
    - Reduces capital requirements for commercial scale plants
    - Improves total synthetic yield
    - Reduces time to produce products
- The Company's proprietary process allows it to
  - Work simultaneously on individual steps of multi-step processes to reduce development time
  - Work with the best labs for each step rather than being bound by in-house capabilities
  - Prevent one lab from knowing all steps of a multi-step process to protect intellectual property

Gen3Bio is the only company in the industry that is not focused on only biofuels and/or nutrients

Gen3Bio

Confidential

7

How Our Clients Will Benefit

- Benefits for our clients – Specialty chemicals and resin manufacturers will be able to license the Gen3Bio process and formulation and will:

1) Offer new lines of specialty chemical and resins to their customers
2) Enjoy more control over input cost and improve margins
3) Utilize their current production equipment without the need for retooling

- Benefits for manufacturers - Specialty chemicals and resins made from Gen3Bio formulas and process will:

1) Process on traditional plastic manufacturing equipment
2) Reduce the input cost and price volatility
3) Provide an environmentally conscious alternative to traditional plastics

Gen3Bio expects to be shipping trial quantities of its proprietary resin to customers in 2015

Gen3Bio

Confidential

8

How We Get There

Today	2015	Thereafter
• Finalize exclusively license and patented technology agreements with University • Scale up and refine formula and process technologies for pilot scale launch • Collaborate with academic and contract laboratories • File provisional patent on processing	• Have 1st technology ready for small commercial scale manufacturing • Ship trial size samples to customers • Bring 2nd technology in pilot scale development • Identify and exclusively license an additional 2 to 3 technologies • Filing of 3 additional provisional US & PCT patent applications	• Scale up and further refine 3 technologies for small commercial scale within three years

Gen3Bio development plan will follow specific measurable milestones to ensure commercial success

Gen3Bio

Confidential

9

Specialty Chemicals Industry Overview

Specialty chemicals represent an enormous global market

- Specialty chemicals represent about 10% of the total global petroleum usage
- Specialty chemicals are the chemicals upon which other industries (including automotive, textile, construction and food) build
- Specialty chemicals include polymers, food additives, adhesives, fragrances, and surfactants

- Global market[1] for specialty chemicals in 2012 (AkzoNobel Report 2012) was measured to be approximately $800B.
- Gross margins in 2010 averaged about 30% for specialty chemicals (http://www.strategyand.pwc.com/media/uploads/Future_of_Chemicals_III.pdf)
- Gross margins for biobased chemicals can be up to twice the average

Gen3Bio addressable market for 2020 is over $10B

Gen3Bio
Confidential
10

Competitive Landscape

Challengers
Leaders
NatureWorks
Traditional Petro
Solazyme
Solix
Sapphire Energy
Cellana
Gen3Bio
Algenol
Govt Labs
Metabolix
Algix
Niche Players
Universities
Visionaries
Ability to execute
Completeness of Vision

- Numerous academic and governmental labs are working on lab-scale development of biobased chemicals
  - **However, most are not commercially viable**
- Numerous companies are working on algae-based chemicals, especially biofuel, but these technologies usually convert sugar
  - **Expensive feedstock**
  - **Economics require genetically modified algae or organisms**
  - **Typically vertically integrated**
  - **Typically high waste generation**

Gen3Bio
11
Confidential

Gen3Bio Management

Kelvin Okamoto, Chairman & CEO

- 25+ years of experience of research and polymer product development
- Registered Patent Agent
- Previously served in various senior R&D positions at large chemical & plastic companies including SoloCup, Cereplast, Packaging Corporation of America (now Pactiv), GE Plastics (now SABIC IP), Himont (now LyondellBasell), Trexel and TaylorMade Adidas Golf
- 16 patents and 8 patent applications
- 1 published book; one more under contract
- PhD in chemistry from Cornell University, B.S. in Chemistry from Stanford University

Michael Okada, CFO

- 24+ years of executive financial management experience in high growth entrepreneurial companies
- Big 4 CPA with senior management roles with public companies in a broad range of industries, including technology, semiconductors, software, pharmaceuticals, medical devices, health care, apparel and manufacturing
- B.S. in Accounting from Santa Clara University

Gen3Bio

Confidential

12

Company Overview

- Incorporated in 2014 as a new Nevada Corp.
- Main offices located at: 12821 E. New Market St.-Suite 310
  Carmel, IN 46032
- Shareholder Structure:
  - Authorized: 350,000,000
  - Management & Insiders: ~75%
- Summer 2014: $500,000 Private Placement
- Fall 2014: Registration Statement S1
- Legal Counsel: BRUNSON CHANDLER & JONES, PLLC
- Auditor: SADLERGIBB– Salt Lake City

Gen3Bio
Confidential
13

Our Capital Needs

2185
2180
2175
2170

Gen3Bio™ initial private placement will enable us to:

1) Finalize our IP agreements
2) Continue our lab scale research and development for our 1st technology
3) List the Company publicly on the OTCBB
4) Provide general working capital for senior management

Gen3Bio expects to be shipping trial quantities of its proprietary resin to customers in 2015

Gen3Bio

Confidential

14

Basic Chemistry

Pathway 1

Algae
+
Solvent
Enzyme 1
Fatty Acid
+
Polysaccharides
+
Protein
Enzyme 2
Purification
Biodiesel
Hydroxy acids
Protein
Hydrolysis
Amino Acids

Gen3Bio
Confidential
16

Basic Chemistry

Pathway 2

Algae
+
Solvent
Cell Lysing
Separation
Fatty Acid
Oxidation
Biodiesel
+
Diacids
Polysaccharides
+
Protein
Hydrolysis
Amino Acids
+
Sugar

Gen3Bio

Confidential

17

Basic Chemistry

Polymerization

Hydroxy acid
Diol
Polyester
Diacid
Diamine
Polyamide
Amino acid

Confidential
18